June 15, 2016

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:          Wells Fargo Funds Trust (the “Trust”)

Request for Amendment Withdrawal

Registration Statement on Form N-14 (File No. 333-208616)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Trust hereby requests that the Securities and Exchange Commission (the "Commission") withdraw, effective as of the date hereof or at the earliest practicable date hereafter, Post-Effective Amendment No. 1 to the Trust's Registration Statement on Form N-14 (Accession No. 0001081400-16-001453) together with all exhibits thereto (collectively, the "Post-Effective Amendment").

The Post-Effective Amendment was originally filed on May 26, 2016 to add a tax opinion to the list of exhibits to the Registration Statement.  We were informed by our examiner that the tax opinion should have been filed under 485(b), following this AW filing, the Trust will file the tax opinion under 485(b).

Your assistance in this matter is greatly appreciated. If you have questions or require additional information, please do not hesitate to contact Brian Montana at (617) 210-3662.

Very truly yours,

By:	/s/ Brian Montana
Brian Montana, Esq.
Wells Fargo Law Department